UNITED STATES

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549
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                                 SCHEDULE 13D/A

                    Under The Securities Exchange Act Of 1934

                        CLARION COMMERCIAL HOLDINGS, INC.
                                (Name of Issuer)

                          Common Stock, $ 001 Par Value
                         (Title of Class of Securities)

                                    18051W109
                                 (CUSIP Number)

                                Jeffrey H. Tucker
                             Monroe Investment Corp.
                          c/o Fairfield Greenwich Group
                           399 Park Avenue, 36th Floor
                            New York, New York 10022
                            Telephone: (212) 319-6060
                     (Name, Address and Telephone Number of
                    Person Authorized to Receive Notices and
                                 Communications)

                                    Copy to:
                               Andrew E. Goldstein
                          909 Third Avenue, 18th Floor
                            New York, New York 10022
                            Telephone: (212) 453-3776

                                January 27, 2000
             (Date of Event which Requires Filing of this Statement)


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If the filing person has previously  filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-l(b)(3) or (4), check the following box [ ].



                               Page 1 of 5 Pages

CUSIP No. 18051W109                                                 Schedule 13D



(1)      Name Of Reporting Person

         S.S. or I.R.S. Identification No. of Above Person
                  Monroe Investment Corp.
                  13-3985331

(2)      Check The Appropriate Box 1 if a Member of a Group (See Instructions)

          /  /    (a)
         /  /     (b)

(3)      SEC Use Only

(4)      Source Of Funds (See Instructions)   00

---------------------------------------------------------
(5)      Check if Disclosure of Legal Proceedings is Required Pursuant To
         Items 2(d) or 2(e)
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(6)      Citizenship or Place Of Organization:  Maryland
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     Number Of Shares    (7) Sole Voting Power  1,720,000
       Beneficially
         Owned by
           Each          -------------------------------------------------------
        Reporting        (8) Shared Voting Power
          Person
           With
                         -------------------------------------------------------
                         (9) Sole Dispositive Power  1,720,000

                         -------------------------------------------------------
                         (10) Shared Dispositive Power

                         -------------------------------------------------------



(7)      Aggregate Amount Beneficially Owned By Each Reporting Person  1,720,000
                                                                       ---------

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(8)      Check if The Aggregate Amount in Row (11) Excludes Certain Shares
         (See Instructions)                                             [ ]

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                               Page 2 of 5 Pages

CUSIP No. 18051W109                                                 Schedule 13D




(9)      Percent of Class Represented by Amount in Row (11)

         42.83%
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(10)     Type of Reporting Person (See Instructions)      CO
                                                     --------------------



Item     1. Security And Issuer

         This statement on Schedule 13D (the "Schedule 13D") relates to shares of common stock, $ 001 par value (the "Common Stock"), of Clarion Commercial Holdings, Inc. ("Clarion" or the "Issuer"). The principal executive officer and mailing address of the Issuer is c/o Fairfield Greenwich Group, 399 Park Avenue, 36th Floor, New York, New York 10022.

Item     2. Identity And Background

         This statement is being filed by Monroe Investment Corp., a Maryland corporation ("Monroe" or the "Reporting Person").

         The Reporting Person has its principal office at 399 Park Avenue, 36th Floor, New York, New York 10022. The Reporting Person engages in investments in commercial mortgage backed securities, commercial mortgage loans, mezzanine investment and other real estate related investments.

         During the last five years, neither the Reporting Person nor, to the best knowledge of the Reporting Person, any person named in Schedule I attached hereto has been (a) convicted in a criminal proceeding or (b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

         The event requiring the filing of this Amendment to the Form 13D filed by Monroe is the election of Walter M. Noel, Jr., Philip Toub and Jeffrey H. Tucker as Directors of Monroe and the selection of these individuals as the President, Vice President and Secretary-Treasurer, respectively.

         The information on Schedule I of the original Schedule 13D is superseded and amended by the following Schedule I:



                               Page 3 of 5 Pages

CUSIP No. 18051W109                                                 Schedule 13D



                Officers and Directors of Monroe Investment Corp.

 Name and Business Address         Citizenship      Principal Occupation
 -------------------------         -----------      --------------------

Walter M. Noel, Jr., President    United States    1997 to Present: President,
and Director of Monroe                             Fairfield Greenwich Limited;
c/o Fairfield Greenwich Group,                     1990 to Present: President,
399 Park Avenue, 36th Floor                        Fairfield International
New York, New York 10022                           Managers, Inc.

Philip Toub, Vice President       United States    1997 to Present: Managing
and Director of  Monroe                            Director, Fairfield
c/o Fairfield Greenwich Group,                     Greenwich Limited;
399 Park Avenue, 36th Floor                        1996-1997:  Assistant
New York, New York 10022                           Treasurer, Moore Capital
                                                   Management, Inc., 1993-1995-
                                                   Manhattan File Magazine, Inc.



Jeffrey H. Tucker                 United States    1997 to Present:
Secretary & Treasurer of Monroe                    Vice President, Fairfield
c/o Fairfield Greenwich Group,                     Greenwich Limited 1990 to
399 Park Avenue, 36th Floor                        Present; Vice President,
New York, New York 10022                           Fairfield International
                                                   Managers, Inc.



Item     5. Interest In Securities Of The Issuer

                  (a) The Reporting Person beneficially owns 1,720,000 shares of Common Stock. The Securities held by the Reporting Person constitute approximately 42.83% of the outstanding Common Stock of the Issuer.

                  (b) The Reporting Person has sole power to vote and dispose of 1,720,000 shares of Common Stock owned by it. The Reporting Person does not share investment power with any other person with respect to any of the Securities.

                  (c) Following the Initial Public Offering and the Private Placement, 5,000,750 shares of Common Stock were outstanding. To the best knowledge of the Reporting Person, neither the Reporting Person nor any of the persons listed on Schedule I hereto has effected any transaction in the Common Stock in the past 60 days.

                  (e) Not applicable

Item     6.  Contracts,  Arrangements,   Understandings  or  Relationships  with
         Respect to Securities of The Company.


                               Page 4 of 5 Pages

CUSIP No. 18051W109                                                 Schedule 13D



         To the best knowledge of the Reporting Person, there are no contracts, arrangements, understanding or relationships (legal or otherwise) among the persons named on Item 2 between such persons and any other person with respect to the securities of the Issuer.

Item     7. Material To Be Filed As Exhibits

                  None.

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

         Dated: April 3, 2000                    MONROE INVESTMENT CORP.


                                                 By:   /s/ Jeffrey H. Tucker
                                                       -------------------------
                                                       Name: Jeffrey H. Tucker
                                                       Title: Secretary